EXHIBIT 99.1

BCE INC.

Safe Harbour Notice Concerning
Forward-Looking Statements

February 6, 2014

Safe Harbour Notice Concerning Forward-Looking Statements

In this document, we, us, our and BCE mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates. Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis. Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc., its subsidiaries and associates.

Certain statements made in the presentations entitled “Q4 2013 Results and 2014 Analyst Guidance Call”, dated February 6, 2014, and certain oral statements made by our senior management during Bell’s 2014 analyst guidance call held on February 6, 2014 (Bell’s 2014 Analyst Guidance Call), including, but not limited to, statements relating to BCE’s financial guidance (including revenues, EBITDA, capital intensity (Capital Intensity), Adjusted EPS and free cash flow (Free Cash Flow))1, BCE’s business outlook, objectives, plans and strategic priorities, BCE’s 2014 annualized common share dividend, common share dividend policy and targeted dividend payout ratio, Bell Canada’s financial policy targets, our expected 2014 pension cash funding, revenues and EBITDA expected to be generated from growth services, our broadband fibre, Internet protocol television (IPTV) and wireless networks deployment plans, and other statements that are not historical facts, are forward-looking statements. In addition, we or others on our behalf may make other written or oral statements that are forward-looking from time to time. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words “assumption”, “goal”, “guidance”, “objective”, “outlook”, “project”, “strategy”, “target” and other similar expressions or future or conditional verbs such as “aim”, “anticipate”, “believe”, “could”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive” and “will”. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements made in the presentations entitled “Q4 2013 Results and 2014 Analyst Guidance Call”, or made orally during Bell’s 2014 Analyst Guidance Call, are made as of February 6, 2014 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our financial guidance, business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Refer to Section B entitled Material Assumptions Made in the Preparation of Forward-Looking Statements for a description of the principal assumptions underlying the above-mentioned forward-looking statements and other forward-looking statements made in the presentations entitled “Q4 2013 Results and 2014 Analyst Guidance Call” and made orally during Bell’s 2014 Analyst Guidance Call held on

1	Refer to footnotes 3 to 6 in Section A entitled Forward-Looking Statements for a definition of, and other information concerning, EBITDA, Capital Intensity, Adjusted EPS and Free Cash Flow.

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February 6, 2014. Refer to Section C entitled Risks that Could Have a Material Adverse Effect on Our Forward-Looking Statements for a description of the principal known risks that could have a material adverse effect on the above-mentioned forward-looking statements and other forward-looking statements made in the presentations entitled “Q4 2013 Results and 2014 Analyst Guidance Call” and made orally during Bell’s 2014 Analyst Guidance Call. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements made in writing in connection with, or orally during, Bell’s 2014 Analyst Guidance Call are presented for the purpose of assisting investors and others in understanding certain key elements of our expected 2014 financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

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TABLE OF CONTENTS

A.	FORWARD-LOOKING STATEMENTS		2
B.	MATERIAL ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS		3
C.	RISKS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD-LOOKING STATEMENTS		6
	I.	RISKS RELATING TO OUR COMPETITIVE ENVIRONMENT	6
	II.	RISKS RELATING TO OUR REGULATORY AND GOVERNMENT ENVIRONMENT	16
	III.	OTHER RISKS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND FINANCIAL RESULTS	22

Sections A, B and C of this document contain, respectively, a description of:

  the principal forward-looking statements relating to financial guidance contained in the presentations entitled “Q4 2013 Results and 2014 Analyst Guidance Call”;

  the material assumptions made by BCE in developing such principal forward-looking statements; and

  the principal known risks that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from our current expectations expressed in or implied by our principal forward-looking statements.

A. FORWARD-LOOKING STATEMENTS

This section outlines the principal elements of the financial guidance provided by BCE for 2014.

Bell[2]	Guidance for 2014

Revenue growth	2% - 4%
EBITDA[3] growth	3% - 5%
Capital Intensity[4]	16% - 17%

BCE	Guidance for 2014

Adjusted net earnings per common share (Adjusted EPS)[5]	$3.10 - $3.20
Adjusted EPS growth	~4% - 7%
Free Cash Flow[6]	$2,650 million - $2,750 million
Free Cash Flow growth	~3% - 7%
Annualized common share dividend[7]	$2.47 per share[8]
Dividend Payout Policy	65%-75% of Free Cash Flow
Dividend Target Payout[9]	~70%

2	Revenue, EBITDA and Capital Intensity guidance targets are for Bell excluding Bell Aliant.
3	The term EBITDA does not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure.
4	Capital Intensity means capital expenditures as a percentage of revenues.
5	The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share. We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments and premiums on early redemption of debt, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share.
6	The term Free Cash Flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define Free Cash Flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow. We consider Free Cash Flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash from operating activities.
7	Subject to dividends being declared by the board of directors of BCE.
8	Consistent with BCE’s common share dividend policy with a target dividend payout ratio of 65% to 75% of Free Cash Flow.
9	Calculated using the mid-point of the 2014 Free Cash Flow range.

B. MATERIAL ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

A number of assumptions were made by BCE in preparing forward-looking statements for 2014. These material assumptions are outlined in this section. The reader should note that assumptions made in the preparation of forward-looking statements, although considered reasonable by BCE at the time of preparation of such forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations expressed in or implied by our forward-looking statements.

Economic Assumptions

Our 2014 forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed:

  that Canadian gross domestic product (GDP) in 2014 will grow by approximately 2.5%, compared to estimated growth of 1.8% in 2013, based on the Bank of Canada’s recent estimate; and

  a faster pace of employment growth compared to 2013.

Market Assumptions

Our 2014 forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

  a sustained level of wireline and wireless competition in both consumer and business markets;

  higher, but slowing, wireless industry penetration driven, in particular, by the increasing adoption of smartphones, tablets and other fourth generation (4G) devices, the expansion of Long Term Evolution (LTE) service in non-urban markets, the availability of new data applications and services, as well as population growth; and

  a relatively stable advertising market for Bell Media.

Financial and Operational Assumptions

Our 2014 forward-looking statements are also based on various internal financial and operational assumptions.

Bell

Operational Assumptions

We have made the following internal operational assumptions with respect to Bell for 2014:

  Bell Fibe TV service coverage extended to approximately 5 million households by the end of 2014 as our fibre-to-the-node (FTTN), fibre-to-the-home (FTTH) and fibre-to-the-building (FTTB) footprint grows to more than 6 million locations passed;

  Bell Fibe TV contributing to stronger overall television (TV) subscriber growth, high Internet attach rates and fewer residential network access service (NAS) losses, leading to fewer year-over-year total residential wireline net customer losses and an increased market share of three-product households;

  increasing wireless and Internet-based technological substitution;

  continued large business customer migration to Internet protocol (IP)-based systems, sustained competitive intensity in mass and mid-size business markets and ongoing competitive re-price pressures in our business and wholesale markets;

  average revenue per unit (ARPU) growth and flow-through of price increases across residential products from increasing penetration of three-product households;

  ongoing competitive pricing and promotional discounting on residential and small business wireline service bundle offers as well as wireless rate plans and devices;

  Bell Mobility Inc. (Bell Mobility) to maintain its market share of incumbent wireless postpaid net activations;

  relatively stable year-over-year rate of investment in subscriber cost of acquisition per gross activation and retention spending as a percentage of wireless service revenue;

  blended wireless ARPU growth on higher data usage driven by a higher mix of postpaid smartphone customers and accelerating data consumption on 4G LTE networks, as well as increased access rates on new two-year contracts, offset partly by declining voice ARPU due to data substitution and competitive pricing;

  achieving sufficient operating cost savings and labour efficiency gains across the Bell organization to offset costs related to growth in our Bell Fibe TV subscriber activations, increased investment in wireless customer retention, and ongoing wireline voice erosion;

  an improvement in the performance of our Business Markets unit as a result of stronger economic and employment growth;

  full realization of cost synergies from the integration of Astral Media Inc. (Astral) into Bell Media;

  no material financial, operational and competitive consequences of adverse changes in regulations affecting our wireless, wireline and media businesses; and

  acquiring 700 megahertz (MHz) wireless spectrum to extend our 4G LTE network to rural markets to increase coverage to more Canadians.

Financial Assumptions

We have made the following internal financial assumptions with respect to Bell for 2014:

  the maintenance of a relatively stable consolidated EBITDA margin;

  increasing wireless EBITDA contribution and margin expansion;

  an improving year-over-year rate of decline in wireline revenue and EBITDA;

  Bell’s total post-employment benefit plans cost to be approximately $310 million, based on an estimated accounting discount rate of 4.9%, comprised of an estimated above EBITDA post-employment benefit plans service cost of approximately $220 million and an estimated below EBITDA net post-employment benefit plans financing cost of approximately $90 million;

  total pension plan cash funding of approximately $350 million;

  cash taxes of approximately $600 million;

  net interest expense of approximately $750 million;

  net interest payments of approximately $775 million; and

  working capital changes and severance and other costs of approximately $175 million.

BCE

Financial Assumptions

We have made the following internal financial assumptions with respect to BCE for 2014:

  BCE’s total post-employment benefit plans cost to be approximately $390 million, including approximately $80 million for Bell Aliant, comprised of an estimated above EBITDA post-employment benefit plans service cost of approximately $280 million and an estimated below EBITDA net post-employment benefit plans financing cost of approximately $110 million;

  depreciation and amortization expense approximately $115 million higher compared to 2013;

  net interest expense of approximately $900 million;

  tax adjustments (per share) of approximately $0.04;

  an effective tax rate of approximately 26%;

  non-controlling interest of approximately $280 million; and

  an annual common share dividend of $2.47 per share.

C. RISKS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD-LOOKING STATEMENTS

This section describes the principal risks that could have a material adverse effect on our financial position, financial performance, cash flows or business. These risks could cause our assumptions and estimates to be inaccurate and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements, including our financial guidance and business outlook disclosed on February 6, 2014 during Bell’s 2014 Analyst Guidance Call. Since the realization of our forward-looking statements, including our ability to meet our financial guidance, essentially depends on our business performance which, in turn, is subject to many risks including, without limitation, competitive, regulatory, economic, financial, technological and other risks, the reader is cautioned that all risks described in this Safe Harbour Notice could have a material adverse impact on our forward-looking statements.

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows or business. The actual effect of any event on our financial position, financial performance, cash flows or business could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows or business.

I.	RISKS RELATING TO OUR COMPETITIVE ENVIRONMENT

1.	Introduction

1.1  Competitive Landscape

We face intense competition across all business segments and key product lines that could adversely affect our market shares, service volumes and pricing strategies and, consequently, our financial results. The rapid development of new technologies, services and products has altered the traditional lines between telecommunications, Internet and broadcasting services and brought new competitors to our markets. Technology substitution and IP networks, in particular, continue to reduce barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, personnel and technological resources than has historically been required. The lower necessary investment has enabled some competitors to be very disruptive in their pricing. We expect these trends to continue in the future, which could adversely affect our growth and our financial performance.

1.2  Changes in Competition

The nature and degree of competition in all of our markets are constantly evolving with changing market and economic conditions as well as expansion into new business areas, such as media, that are inherently more volatile. Competition can intensify as markets mature, market structure changes through vertical integration, the state of the economy impacts advertising and new competitors bring aggressive promotional offers and adjusted strategic brand positioning.

Our telecommunications and media network assets are challenged by changes such as the proliferation of cheaper IP-based communications, over-the-top (OTT) delivery mechanisms, the influence of global brands and the introduction of cloud services and personal video recorder (PVR) technologies. If we fail to successfully implement a multi-product strategy that leverages our strengths and partner relationships while addressing areas of relative weakness to establish a winning presence and relationship with customers, this could have an adverse effect on our business, market position and financial performance.

1.3  Impacts of Competition

Competition affects our pricing strategies and could reduce our revenues and lower our profitability. Our competitors’ continuing aggressive offers to win the household could result in higher churn, increased loyalty expenses and greater use of promotions to keep our customers, which would have an adverse effect on our EBITDA. We are under constant pressure to keep our prices and service offerings competitive. Changes in our pricing strategies that result in price increases for certain services or products, or changes in pricing strategies by our competitors, could affect our ability to gain new customers or retain existing ones. We need to anticipate and respond quickly to the constant changes in our businesses and markets. If we fail to do so, our business and market position could be adversely affected.

1.4  Technological Change

We operate in markets that are affected by constant technological change, evolving industry standards, changing customer needs, frequent introductions of new products and services, and short product life cycles. Rapidly evolving technology brings new competitive threats as well as new service opportunities on an almost continuous basis. Investment in our networks and in new technologies, products and services and our ability to launch, on a timely basis, such technologies, products and services that will gain market acceptance are critical to increasing the number of our subscribers and achieving our financial performance objectives. Failure to understand evolving technologies, or to evolve in the appropriate direction in an environment of changing business models, or to optimize network deployment timelines considering customer demand and competitor activities, could have an adverse impact on our business and financial results.

We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. New technologies, for example, may quickly become obsolete or may need more capital than initially expected. Development could be delayed for reasons beyond our control, and substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a risk that current regulations could be expanded to apply to new technologies, which could delay our launch of new services. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices for those services to decline, and could result in shorter estimated useful lives for existing technologies, which could increase depreciation and amortization expense.

2.	Wireline

2.1  Wireline Telephony

2.1.1  Competitors in Local and Access Services

Our main competitors in local and access services include:

  across Canada, Bragg Communications Inc., operating under the Eastlink trade name (Eastlink), Comwave Networks Inc. (Comwave), Manitoba Telecom Services Inc. (MTS), Primus Telecommunications Canada Inc. (Primus), TELUS Corporation (TELUS), Vonage Canada Corp. (a subsidiary of Vonage Holdings Corp.) (Vonage) and Yak (a division of Yak Communications (Canada) Corp. (Yak), owned by Globalive Communications Corp.);

  Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco Cable), in Ontario and Québec;

  Rogers Communications Inc. (Rogers), in Ontario, New Brunswick and Newfoundland and Labrador;

  Shaw Communications Inc. (Shaw), in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario; and

  Vidéotron Ltd. (Vidéotron), in Québec.

Furthermore, as discussed in more detail in Section C. I. 2.1.4 entitled Technology Substitution, our wireline telephony business increasingly faces cross-platform competition with the result that its competitors also include providers of wireless and Internet services. Refer to Section C. I. 2.2.1 entitled Competitors in Internet Services and Section C. I. 3.1 entitled Competitors in Wireless Services for a description of such competitors.

2.1.2  Competitors in Long Distance Services

Our major competitors in long distance services include:

  Eastlink, MTS, Primus, TELUS and Vonage, across Canada;

  Cogeco Cable and Comwave, in Ontario and Québec;

  Rogers, in Ontario, New Brunswick and Newfoundland and Labrador;

  Shaw, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario;

  Vidéotron, in Québec; and

  across Canada, dial-around providers, prepaid long distance providers and telecommunications service providers, such as Google Voice and Skype Technologies (a division of Microsoft), that provide long distance services at low prices using personal computers and broadband connections.

2.1.3  Competition from Cable Companies

We continue to face significant competitive pressure from cable companies. Cable telephony is being driven by its inclusion in discounted bundles and is offered by cable operators in most communities. In addition, certain cable companies provide wireless service, allowing them to offer, like Bell, telephone, Internet, wireless and TV services, and consequently enhancing their ability to leverage discounted bundles. There is also a risk that cable companies could respond to competitive pressure with more aggressive pricing or packaging offers to help them retain market share for such services. Accordingly, we expect that competitive pressure from cable companies will either be sustained or continue to intensify, which could negatively affect our market share in the residential and small business markets, and may lead to increased retention spending and use of promotional offers, all of which could have an adverse effect on our business and financial performance.

2.1.4  Technology Substitution

We continue to face cross-platform competition as customers substitute traditional services with new and non-traditional technologies, and the rate at which such technology substitution takes place may accelerate. For example, our wireline telephony business competes with Voice over IP (VoIP), wireless and Internet services (including chat services, instant messaging, e-mail and social media sites like Facebook, LinkedIn and Twitter), resulting in an increasing number of households that have ceased to use wireline telephone services. Industry Canada’s licensing of wireless spectrum to new entrants as well as increased competitive activity from incumbent local exchange carriers (ILECs), could cause technology substitution to further accelerate. In addition, price increases of our home phone services and the inclusion of long distance services in our base wireless plans could also cause technology substitution to further accelerate.

There is a risk that adverse changes in certain factors, including competitive actions by alternative service providers and increased wireless substitution, may result in an acceleration of NAS erosion rates and a decrease in our long distance revenues beyond our current assumptions, which could have an adverse effect on our financial performance.

2.1.5  Competition for Business Customers

Competition for contracts to supply communications services to business customers is intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or impact on their margins than we are.

In business markets, packaging local access, wireless, data and IP services has evolved to include professional and managed services, as well as other information technology (IT) services and support, formerly available only from IT firms. The evolution of information and communications technology (ICT)-based services strengthens the ability of business customers to drive lower pricing through technology substitution and advantageous service terms supported by market benchmarking and complex negotiations. Both traditional and non-traditional competitors now provide a broad range of telecommunications services, particularly in major urban areas. Non-traditional competitors have entered the telecommunications market through new products like unified communications and cloud computing. The bundling of traditional telecommunication services with IT services means we face a more extensive set of competitors, ranging from small Internet and niche service providers to global IT hardware, software and business consulting companies. We expect to experience continued competitive intensity in all business markets as cable operators continue to transition from the consumer market and other telecommunication competitors seek to grow their business in these markets. In addition, our ICT services business expects to experience continued competition from other system integrators, outsourcers and professional service firms.

2.2 Internet

2.2.1  Competitors in Internet Services

We compete with cable companies and independent Internet service providers (ISPs) to provide high-speed and dial-up Internet access and related services over different networks, with different strengths and technical capabilities, which could influence market dynamics. In particular, the cable companies against which we compete include:

  Cogeco Cable, in Ontario and Québec;

  Eastlink, in every province with the exception of Saskatchewan;

  Rogers, in Ontario, New Brunswick and Newfoundland and Labrador;

  Shaw, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario; and

  Vidéotron, in Québec.

Cable companies have focused on increased bandwidth, speed and discounted bundle pricing to compete against us, which could adversely affect our ability to maintain ARPU performance and, consequently, our financial results. This focus could shift in the future based on market and technical realities and our flexibility to follow may be limited. Furthermore, certain cable companies provide wireless service, enhancing their ability to leverage discounted bundles to retain existing customers and acquire new ones.

Our Internet business faces wireless broadband substitution and, accordingly, also competes with wireless service providers that provide wireless Internet access. Developments in wireless broadband services, such as the ability of LTE-based systems to deliver speeds of up to 75 megabits per second (Mbps), may lead to increased wireless broadband substitution and, consequently, increased competition. This could have an adverse effect on the ability of our Internet business to acquire or retain subscribers and on its financial results. Refer to Section C. I. 3.1 entitled Competitors in Wireless Services for a description of our wireless competitors.

ISPs against which we compete include:

  Distributel Communications Limited, in British Columbia, Alberta, Ontario and Québec;

  Comwave, in Ontario and Québec; and

  TekSavvy Solutions Inc. and Primus Telecommunications Canada Inc., across Canada.

2.2.2  Investments in Networks

We have incurred significant capital expenditures in order to deploy next-generation fibre networks and offer higher Internet speeds. If we fail to make continued investments in our Internet networks that enable us to offer Internet services at increasingly higher speeds, and to offer a different range of products and services than our competitors, this could adversely affect our ability to compete, the pricing of our products and services, and our financial results. In particular, the introduction of mandated wholesale services over FTTH or of a more burdensome wholesale regime on FTTN by the Canadian Radio-television and Telecommunications Commission (CRTC) may undermine our incentives to invest in next-generation networks.

2.2.3  Increasing Internet Penetration

As penetration of the Canadian broadband Internet market reaches higher levels, acquiring new customers increasingly depends on our ability to win customers away from our competitors. However, as customers increasingly choose to bundle services and as low cost ISPs continue to penetrate the Internet market, our ability to acquire customers from our competitors could be adversely affected.

2.3  Television

2.3.1  Traditional Regulated Competitors in TV Distribution Services

Competition for subscribers to our TV distribution services is based on the number and variety of channels offered, the quality of the signal, set-top box features, availability of service in the region, price and customer service.

We compete with cable companies such as:

  Cogeco Cable, in Ontario and Québec;

  Eastlink, in every province except Saskatchewan;

  Rogers, in Ontario, New Brunswick and Newfoundland and Labrador;

  Shaw, with its cable TV service, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and with its Shaw Direct DTH satellite service, nationally; and

  Vidéotron, in Québec.

We also compete with traditional telephone companies that offer IP-based TV services such as MTS, in Manitoba; and TELUS, in Québec, British Columbia and Alberta.

Most of the cable companies and traditional telephone companies with IP-based TV services continue to upgrade their networks, operational systems and services, which improves their competitiveness. Such broadcast distribution undertakings (BDUs) may offer smaller and/or cheaper packaging options to attract subscribers, all of which could negatively affect our business and financial results.

2.3.2  Changes in TV Distribution Landscape

In addition to the licensed BDUs noted above, our TV distribution business also competes with new unregulated TV services, such as OTT content offerings made available by an expanding competitor group including Amazon, Apple TV, Google TV, Netflix, cable companies, ISPs and online channels offered by TV networks, available over high-speed Internet connections. This increased competition, as well as the introduction of other types of on-demand content delivery and of mobile TV, are changing our traditional business model. The increased adoption of these alternative TV or OTT TV services by customers is driven in part by evolving technology, changing demographics and viewing preferences and could reduce the use of traditional TV services by customers and increase customer losses. Strategies adopted by newer wireless entrants could also accelerate adoption of alternative TV services and increase customer losses. In addition, the increased speed and bandwidth of networks create platforms for new competition and product substitution. There can be no certainty that we will be able to recover investments made to upgrade networks in light of new competition and product substitution, or that we will be able to keep pace with these evolving technologies and viewing preferences which are challenging our traditional linear TV ecosystem. The continued growth and adoption by customers of these alternative TV services through the adoption of mobile TV and OTT TV services could negatively affect our business and financial performance.

2.4  Wholesale

2.4.1  Competitors in Wholesale Services

The main competitors in our wholesale business include both traditional and emerging carriers. Traditional competitors include MTS and TELUS across Canada, both of which may wholesale some or all of the same products and services as Bell. Non-traditional competitors include cable operators, domestic competitive local exchange carriers (CLECs), U.S. or other international carriers for certain services, and electrical utility-based telecommunications providers. Despite intense competitive pressure, our new products and unregulated services markets continue to grow. However, growth of end-user technologies such as VoIP and Ethernet/IP is continuing to increase pressure on some of our legacy product lines.

3.	Wireless

3.1  Competitors in Wireless Services

Competition in the Canadian wireless telecommunications industry is based on price, selection of devices, scope of services, technical quality, coverage and capacity of the wireless networks, customer service, breadth of distribution, brand and marketing, as well as the number of wireless operators providing service. We compete for wireless subscribers, dealers and retail distribution outlets, content and device access, and personnel directly with the two other large incumbent national wireless operators, namely Rogers (including its subsidiary Fido Solutions Inc.); and TELUS Mobility (a business unit of TELUS), including the business it carries under the Koodo brand.

We also compete with the following newer wireless entrants that acquired advanced wireless services (AWS) spectrum in 2008:

  Data & Audio Visual Enterprises Wireless Inc. (DAVE), carrying on business under the Mobilicity brand, which provides wireless service in Toronto, Ottawa, Vancouver, Calgary and Edmonton;

  Eastlink which provides service in Nova Scotia and Prince Edward Island;

  Globalive Wireless Management Corp. (Globalive), carrying on business under the WIND Mobile brand, which provides service in Toronto, Calgary, Vancouver, Edmonton, Ottawa, as well as in several communities in southwestern Ontario;

  Public Mobile Inc. (Public Mobile) which provided wireless service in Toronto and Montréal. However, in the fall of 2013, Industry Canada and the Competition Bureau approved TELUS’ acquisition of Public Mobile, effectively removing it as an independent wireless competitor; and

  Vidéotron which provides service in Montréal and other parts of Québec.

In addition to the above-mentioned competitors, AWS spectrum was also awarded to other entities. We are unaware of declarations of expected service launch dates from these entities except for Shaw which, in September 2011, announced that it was abandoning its plan to use the acquired AWS spectrum to build a conventional wireless network and which, in January 2013, announced its intention to transfer its AWS spectrum to Rogers as part of a broader transaction. In June 2013, Industry Canada announced a new policy framework it intends to apply to forthcoming applications to transfer and sub-divide wireless spectrum. Applying this new policy, Industry Canada rejected an application from TELUS to purchase the assets (and spectrum) of DAVE. An application by Shaw to transfer its AWS spectrum to Rogers is still outstanding.

In addition, there are a number of resellers known as mobile virtual network operators that aggressively market and price their products and services.

3.2  Increased Level of Competitive Intensity

Competition in the Canadian wireless telecommunications industry has significantly intensified, and is expected to continue to intensify, as a result of both incumbents and newer wireless entrants becoming increasingly aggressive in their hardware and service pricing and in their marketing and advertising efforts in an attempt to maintain or gain market share. In particular, in order to gain market share, the newer wireless entrants’ strategies include price discounting relative to our and other incumbents’ pricing, unlimited rate plans, zone-based pricing and increased competition at the distribution level. They are also pursuing new data content and applications. The incumbents’ and newer wireless entrants’ pricing and other strategies could adversely affect our ability to gain new customers and retain existing ones and could require us to adjust our own pricing and other strategies, which in turn could have an adverse effect on our business and financial performance. Competing incumbents and newer wireless entrants could achieve higher market shares than we currently expect, particularly as a result of their pricing strategies and focused product offerings. The level of competitive intensity will also depend on the outcome of the 700 MHz spectrum auction and the speed at which newer wireless entrants launch new, or achieve territorial expansion of existing, wireless services. In addition, some large third-party retailers could also drive lower pricing through aggressive promotional offers secured through negotiations and leverage with incumbents and new entrants.

Pressure on our ARPU, costs of acquisition and retention, and EBITDA would likely result if competitors increase discounts for handsets, reduce airtime and wireless data prices or offer other incentives to attract new customers. Wireless competition is also expected to continue to intensify due to an increased emphasis on new data plans and multi-product bundles as a result of the ability of certain cable companies to include wireless service in discounted bundles following their acquisition of AWS spectrum and launch of wireless service. This emphasis could also pressure our ARPU and increase churn and costs of acquisition and retention.

We also expect competition to continue to intensify as new technologies, products and services are developed. For example, the ubiquitous availability of Wi-Fi networks could result in our customers increasingly bypassing our wireless networks which could adversely affect our wireless revenues.

3.3  Increasing Wireless Penetration

Penetration of the Canadian wireless market stood at 79% as at September 30, 2013. As penetration of the Canadian wireless market reaches higher levels, acquiring new customers will become more difficult and will increasingly depend on our ability to win customers away from our competitors. However, as customers increasingly choose to bundle services, our ability to acquire customers from our competitors will be adversely affected. Accordingly, high levels of penetration in the Canadian wireless market could challenge our expected future wireless revenue and EBITDA growth, and pressure us to find alternative sources of revenue and EBITDA. However, the federal government’s current policies aimed at fostering increased competition in the wireless sector could reduce our ability to find alternative sources of revenue and EBITDA through acquisitions.

4.	Media

4.1  Competitive Landscape

Bell Media’s TV, radio and out-of-home advertising businesses, and the advertising markets in which they operate, are highly competitive. Bell Media’s ability to compete successfully depends on a number of factors, including its ability to acquire or produce popular programming content at cost-effective prices and to achieve high distribution and subscription levels.

The financial success of Bell Media’s conventional TV, radio broadcasting and out-of-home advertising operations depends on obtaining revenues from advertising. In the case of Bell Media’s specialty TV business, a substantial portion of its revenues comes from subscription fees derived from contractual arrangements with distributors. In the case of Bell Media’s pay TV business, all of its revenues come from such subscription fees. Subscriber revenues are dependent on the number of subscribers and the wholesale rate billed by Bell Media to BDUs for carriage of the individual services. The extent to which Bell Media’s subscriber base will grow is uncertain and is dependent upon the BDUs’ marketing efforts and the packaging of their service offerings, as well as upon the popularity of Bell Media’s programming and the willingness of subscribers to adopt and pay for the services.

4.2  Competitors in TV Services

Bell Media’s conventional and specialty TV services compete principally for viewers and advertisers, and Bell Media’s pay TV services compete principally for viewers, with other conventional Canadian TV stations (local and distant signals) and specialty and pay channels (such as those owned by Shaw, Corus Entertainment Inc. (Corus) and Canadian Broadcasting Corporation), as well as with U.S. conventional TV stations and specialty channels. The market has become increasingly fragmented and this trend is expected to continue as new services and technologies increase the diversity of information and entertainment outlets available to consumers. The increasing adoption of new technologies and alternative distribution platforms such as video on demand, personal video platforms, video services over mobile devices and the Internet could further influence changes in consumer behaviour and patterns. In particular, new unregulated TV services including OTT content offerings, such as those listed in Section C. I. 2.3.2 entitled Changes in TV Distribution Landscape above, also represent competition for share of viewership. In addition, the increasing use of PVRs could influence Bell Media’s ability to generate TV advertising revenues as viewers are more capable of skipping broadcast advertising.

4.3  Competitors in Radio Services

Bell Media’s radio stations compete with other radio stations in their respective markets as well as with other media such as newspapers, magazines, TV, outdoor advertising and the Internet. Competition within the radio broadcasting industry occurs primarily in discrete local market areas among individual stations. Bell Media competes with other local radio stations in specific local markets and generally with other large radio operators, such as Rogers and Corus, that also own and operate radio station clusters in various local markets across Canada. New technologies, such as online music information services, music downloading, portable devices that store and play digital music and online music streaming services, provide competition for Bell Media’s radio stations’ audience share as well.

4.4  Impacts of Competitive Intensity

Given that advertisers generally base their advertising purchasing decisions on audience ratings, Bell Media’s TV and radio revenues depend largely on the potential audience size for its TV and radio services. The level of competitive activity in the TV and radio broadcasting industries could have an adverse impact on the level of audience acceptance for Bell Media’s TV programs, specialty TV channels and radio stations, which in turn could have an adverse impact on revenues generated from advertising and subscription fees. There can be no assurance that Bell Media’s TV and radio programming will be successful in attracting and retaining viewers and listeners given the unpredictability and volatility of viewer and listener preferences, competitive programming from other channels and stations, and an increasing number of alternative forms of entertainment. If Bell Media’s TV and radio ratings were to decrease substantially, Bell Media’s advertising sales volumes and the rates that it charges to advertisers could be adversely affected.

The increasingly competitive media environment has resulted in content being made available through various platforms in addition to TV broadcasting. This may result in an increase in Bell Media’s operating costs as it seeks to respond to this competitive intensity by acquiring the rights to exhibit its content on multiple platforms. With an increasing number of service providers competing for content rights and an enhanced focus on quality programming to retain viewers, the cost of acquiring attractive content for our platforms is increasing, which impacts our programming expenses. Additionally, new technologies and changes in broadcasting standards could result in the need to invest in the improvement or replacement of our current equipment and platforms. This could require us to incur significant unplanned expenses.

II.	RISKS RELATING TO OUR REGULATORY AND GOVERNMENT ENVIRONMENT

1.	Introduction

This section describes certain legislation that governs our businesses and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us and that influence our business and may continue to affect our flexibility to compete in the marketplace.

Bell Canada and Bell Aliant Regional Communications Inc. (Bell Aliant Regional) and several of their direct and indirect subsidiaries, including Bell Mobility, Bell ExpressVu Limited Partnership, Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP), NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and Northwestel Inc. (Northwestel), are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. They are also subject to regulations and policies enforced by the CRTC. Our business is affected by decisions made by various regulatory agencies, including the CRTC, an independent agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries. Other aspects of the businesses of these companies are regulated in various ways by federal government departments, in particular Industry Canada.

The CRTC regulates the prices we can charge for telecommunications services in areas where it determines there is not enough competition to protect the interests of users. The CRTC has determined that competition was sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of Bell Canada’s residential and business local telephone service lines in Ontario and Québec, as well as for our wireless and Internet services. Under the Broadcasting Act, our TV distribution business is not subject to retail price regulation.

Although most of our wireline and wireless services are forborne from price regulation under the Telecommunications Act, the Government of Canada and its relevant departments and agencies, including the CRTC, Industry Canada and the Competition Bureau, continue to play a significant role in telecommunications policy and regulatory matters, such as spectrum auctions, approval of acquisitions, foreign ownership and broadcasting, and this may adversely affect our competitive position. The federal government has recently significantly increased its focus on consumer protection, especially in the wireless sector, and adopted more stringent regulations, as evidenced by the adoption in 2013 of a new mandatory code of conduct for providers of retail mobile wireless voice and data services (Wireless Code) by the CRTC, which, as discussed in more detail in Section C. II. 2.4, entitled Adoption of a National Wireless Services Consumer Code, could decrease our flexibility in the marketplace. The federal government may take adverse positions against the telecommunications and media industries, in general, or specifically against Bell Canada or certain of its subsidiaries. Failure to positively influence changes in any of these areas, or to meet the required regulatory standards, adverse decisions by regulatory agencies or increasing regulation could have negative financial, operational, reputational and competitive consequences for our business.

2.	Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of the policy objectives. It applies to several of the BCE group companies and partnerships, including Bell Canada, Bell Mobility, Bell Aliant LP, NorthernTel, Télébec and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt from regulation or forborne from regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. A few large TCCs, including the BCE group TCCs, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

2.1  Cap on Wholesale Domestic Wireless Roaming Rates

On December 18, 2013, the Minister of Industry announced the federal government’s intention to amend the Telecommunications Act to place an interim cap on the rates charged by Canadian wireless carriers for wholesale domestic roaming. The interim rate cap would apply until such time as the CRTC determines what, if any, regulatory measures should apply to wholesale domestic roaming. The CRTC is currently running a proceeding with respect to wireless roaming and a decision is expected by June 2014. The CRTC has indicated that it intends to initiate a further consultation in early 2014 to examine the state of competition in the wireless market. The financial impact of these initiatives is not possible to assess at this point in time.

2.2  CRTC and Industry Canada Administrative Monetary Penalties

On December 18, 2013, the Minister of Industry announced the federal government’s intention to amend both the Telecommunications Act and the Radiocommunication Act to provide the CRTC and Industry Canada with the authority to impose administrative monetary penalties on companies that violate established rules. No further details have been announced. However, the amendments are expected to be implemented in early 2014. The financial impact associated with the amendments is unclear.

2.3  Wholesale Services Framework Review

On October 15, 2013, the CRTC initiated a review of wholesale telecommunications services and associated policies. This comprehensive review, which will run until the end of 2014, will notably examine whether currently mandated wholesale services should be forborne, whether currently forborne wholesale services should be re-regulated and whether additional wholesale high-speed access services should be mandated, including over fibre-to-the-premises facilities. The CRTC has specifically excluded from this review any consideration of wireless wholesale services. Modifications to the regulatory regime applicable to our wholesale telecommunications services could have significant impacts on our wholesale telecommunications business and potentially, by extension, in certain retail markets.

2.4  Adoption of a National Wireless Services Consumer Code

On June 3, 2013, the CRTC issued Telecom Regulatory Policy CRTC 2013-271 which established the Wireless Code. The Wireless Code applies to all wireless services provided to individual and small business consumers (eg. businesses that on average spend less than $2,500 per month on telecom services) in all provinces and territories. Where the Wireless Code is in direct conflict with a valid provincial law, the Wireless Code takes precedence.

The Wireless Code establishes regulations related to unlocking mobile phones, calculating early cancellation fees, and setting default caps for data roaming charges and data overage charges, among other measures. The Wireless Code also stipulates that wireless service providers may not charge an early cancellation fee after a customer has been under contract for 24 months, which reduces the incentive for wireless service providers to offer contracts with longer terms. Implementation of the Wireless Code could lead to significant changes in consumer wireless market dynamics including higher industry churn due to the discontinuance of three-year contracts and their replacement with two-year contracts. In addition, to the extent that higher costs due to a shorter contract term are not passed to consumers, the Wireless Code could lead to higher costs for Bell. All of these factors could have an adverse impact on our financial results.

Where an obligation in the Wireless Code relates to a specific contractual relationship between a wireless service provider and a customer, the Wireless Code applies if the contract was entered into, amended, renewed, or extended on or after December 2, 2013. The Wireless Code will apply to and modify all contracts, no matter when they were entered into, on June 3, 2015. As a result, all three-year contracts entered into on or after June 4, 2013, and before December 1, 2013, will retroactively become subject to the Wireless Code on June 3, 2015, despite having been entered into before the Wireless Code came into effect. On July 3, 2013, Bell Mobility, together with Rogers, TELUS, Saskatchewan Telecommunications Holding Corporation and MTS, filed an application with the Federal Court of Appeal seeking leave to appeal this retroactive application of the Wireless Code. The Federal Court of Appeal granted leave to appeal on September 24, 2013. If the appeal is successful, consumer contracts entered into before December 1, 2013 would remain exempt from the Wireless Code’s application and would be permitted to run to their contracted 3-year end dates.

2.5  Canada’s Telecommunications Foreign Ownership Rules

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenue. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs. Under the Broadcasting Act, foreign ownership restrictions are applicable to broadcasters, such as licensed cable and satellite TV service providers, or programming licensees, such as Bell Media.

3.	Broadcasting Act

The Broadcasting Act defines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that complying with those requirements will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership requirements to obtain a broadcasting or broadcasting distribution licence and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

The TV distribution business of our Bell TV business unit (Bell TV) and Bell Media’s TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect Bell TV’s or Bell Media’s competitive positions or the cost of providing services.

3.1  CRTC Consultation on the Future of Canada’s TV System

On October 16, 2013, the federal government announced its intention to require the unbundling of TV channels to allow Canadian families to be able to choose the combination of TV channels to which they want to subscribe, while protecting Canadian jobs. This announcement was followed by the launch, on October 24, 2013, of a CRTC consultation inviting Canadian consumers to provide their input on the future of Canada’s TV system. As part of this consultation, the CRTC inquired whether consumers are satisfied with Canadian TV programming content, how their channels are packaged and other related matters.

In conjunction with this consultation, the federal government, pursuant to section 15 of the Broadcasting Act, issued an order-in-council mandating the CRTC to report on how the ability of Canadian consumers to subscribe to pay and specialty TV services on a service-by-service basis can be maximized in a manner that most appropriately furthers the implementation of the broadcasting policy for Canada. The CRTC’s report to this order-in-council is due no later than April 30, 2014.

Regulatory changes resulting from this consultation and order-in-council report could have an adverse impact on Bell TV and Bell Media’s businesses and financial results, the extent of which is unclear at this time. The CRTC has indicated that this consultation will lead to a public hearing in September 2014. It is unlikely that a decision on the new regulatory environment for TV will be released prior to the end of 2014.

4.	Radiocommunication Act

Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility and other wireless service providers under the Radiocommunication Act. Under the Radiocommunication Act, Industry Canada ensures that radiocommunication in Canada is developed and operated efficiently. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.

Companies must have a spectrum licence to operate a wireless system in Canada. While we anticipate that the licences under which we provide wireless services will be renewed at term, there is no assurance that this will happen, or of the terms under which renewal will be granted. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a negative effect on our business and financial performance.

4.1  700 MHz Spectrum Auction

The auction for licensing 700 MHz spectrum began on January 14, 2014 and is currently ongoing. As part of this auction, Industry Canada implemented spectrum caps such that Bell Mobility, and the other large Canadian wireless incumbents, are individually limited to obtaining one paired spectrum block from the four most desirable 700 MHz blocks available (i.e. blocks B, C, C1 and C2). Bidders not classified as large wireless providers (such as small domestic wireless providers) are not limited to obtaining only one paired spectrum block, but rather are able to obtain two paired spectrum blocks from the four most desirable 700 MHz blocks available. Nine entities, in addition to Bell Mobility, submitted bids. If we fail to acquire sufficient spectrum in the 700 MHz auction, this could adversely affect our network deployment and our competitive position.

4.2  Licensing Framework for Broadband Radio Services (BRS) – 2500 MHz

On January 10, 2014, Industry Canada announced its framework for the licensing of 2500 MHz spectrum, which sets out the rules and procedures for participation in the 2500 MHz auction, scheduled to begin on April 14, 2015. The framework includes details related to the auction format and rules, the application process and timelines, and the conditions of licence that will apply to licences issued following the auction process, as well as to existing BRS spectrum licences. The auctioned licences will be issued for 20-year terms, with a 10-year build out requirement. In aggregate, 61 service areas and 318 individual licences across the country will be auctioned. A spectrum aggregation limit of 40 MHz will apply in each individual service area, except for the Northwest Territories, Yukon and Nunavut, where no such limit will apply. A five year moratorium will further apply to sales of 2500 MHz spectrum to an entity that exceeds or would exceed the aggregation limit.

To the extent that Bell Mobility, or any other qualified bidder, wishes to acquire 2500 MHz spectrum in areas where it currently is at or over the aggregation limit, it would need to return sufficient spectrum to Industry Canada or apply to transfer it to a third party such that it is below the aggregate limit before the start of the auction. Our ability to acquire our preferred spectrum blocks in this auction may be affected by the auction strategies of other participants and the extent to which foreign entities participate in the auction process.

4.3  Spectrum Licence Transfers

On June 28, 2013, Industry Canada released a decision revising its policy regarding spectrum licence transfers. This decision significantly increases the number of criteria, many of which are highly subjective, that Industry Canada may consider when determining whether to approve or deny such transfers. In addition to subjecting all licence transfers and licence subordination arrangements to these new rules, the decision also requires that “prospective” and “option” arrangements, i.e. those designed to transfer spectrum at a future date, would also have to be submitted for review within 15 days of entering into a business arrangement. Such arrangements would have to be withdrawn within 90 days if Industry Canada denies the proposed transfer. Industry Canada had previously noted that the new licence transfer framework is one of several initiatives which the government is taking to promote at least four wireless competitors in each region of the country. In a related initiative, on June 4, 2013, the Minister of Industry announced that the government had blocked a proposal by TELUS to acquire all of the issued and outstanding shares of AWS entrant DAVE (carrying on business under the Mobilicity brand). The Minister stated the government will not waive the condition of licence applicable to 2008 “set-aside” spectrum reserved solely for new entrants in the 2008 AWS spectrum auction restricting the transfer of such spectrum to incumbent carriers before the five year moratorium period has run its course.

4.4  Mandatory Roaming and Tower Sharing

On March 7, 2013, Industry Canada announced amendments to the conditions of licence governing mandatory roaming and tower sharing. These changes effectively expand the scope of mandated roaming and tower sharing rights and could increase the number of wireless operators seeking mandated roaming on our wireless networks. All of these changes are intended to facilitate the quicker execution of roaming and tower-sharing agreements and the resolution of disputes, to the extent they occur.

5.	Bell Canada Act

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

6.	Other Key Legislation

6.1  Canada Anti-Spam Legislation

Federal legislation referred to as the Canada Anti-Spam Legislation (CASL) received royal assent on December 15, 2010 and will come into force on July 1, 2014. The CASL requires that commercial electronic messages be sent only if the recipient has provided prior consent and the message complies with certain formalities, including the ability to unsubscribe easily from subsequent messages. The CASL also requires that an organization have prior informed consent before downloading software to an end-user’s computer. Penalties for non-compliance include administrative monetary penalties of up to $10 million and a private right of action. Because the CASL creates deemed consent for commercial electronic messages where there is an existing business relationship, the effect of the CASL on the ability of the various BCE group companies to send messages to their existing customers is limited. However, the law in its current form may impose additional costs and processes with respect to communicating with existing and prospective customers and may limit cross-selling opportunities for affiliated companies, depending on whether the appropriate consents have been obtained. Further interpretive guidance is anticipated from the CRTC and Industry Canada, which will determine the full extent to which the CASL will impact our business.

III.	OTHER RISKS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND FINANCIAL RESULTS

The following sections describe the principal risks that could have a material adverse effect on our financial position, financial performance, cash flows or business in addition to those relating to our competitive and our regulatory and government environments which were previously discussed in this document.

1.	Economic and Financial Market Conditions	12.	Vendor, Supply Chain and Contract Management
2.	Complexity	13.	Performance of Critical Infrastructure
3.	Strategic Network Evolution	14.	Litigation and Other Legal Matters
4.	Service and Operational Effectiveness	15.	Financial and Capital Management
5.	Network Capacity Pressures	16.	Discontinuance of Legacy Services
6.	Information Technology	17.	Fraud
7.	Information Security, Privacy and Records Management	18.	Tax Matters
8.	Human Resources	19.	Health Matters
9.	Strategy Development	20.	Shareholder Distributions and Stock Market Volatility
10.	Change Management and Integration	21.	Astral Divestitures
11.	Post-Employment Benefit Liability

1. Economic and Financial Market Conditions

Adverse economic conditions, adverse conditions in the financial markets and a reduced level of retail and commercial activity could have a negative impact on demand for our products and services, potentially reducing revenues and profitability and threatening the ability of our customers to pay their expenses.

Our business is affected by general economic and financial market conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets, or a declining level of retail and commercial activity, could have a negative impact on the demand for our wireline, wireless and media products and services. During these periods, customers including, in particular, our business customers, may delay buying our products and services, reduce purchases or discontinue using them. Weak economic and financial market conditions could lower our revenues and profitability and reduce cash flows from operations. Such conditions could also negatively affect the financial position and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses, which could adversely affect our financial performance.

A large part of Bell Media’s revenues from its TV and radio broadcasting businesses, and all of Bell Media’s revenues from its out-of-home advertising business, is derived from the sale of advertising, the demand for which is affected by prevailing economic conditions as well as cyclical and seasonal variations. An economic downturn tends to make it more difficult for Bell Media to maintain or increase advertising revenues. Certain advertisers have historically been sensitive to general economic cycles and, as a result, Bell Media’s business and financial performance could be negatively affected by a downturn in the economy or a recession.

Based on the Bank of Canada’s recent estimate, the Canadian economy is expected to grow approximately 2.5% in 2014, compared to growth of 1.8% in 2013. Our operational and financial objectives for 2014 may not be achieved should economic growth be slower than currently anticipated.

2. Complexity

The complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems could have an adverse effect on our business and financial performance.

Business performance can be difficult in a multi-product environment with multiple technology platforms (some being older platforms), billing systems, marketing databases and a myriad of rate plans, promotions and product offerings. Our failure to integrate our multiple technology platforms to support our multi-system strategy, to develop new platforms and processes to support new business models, and to incorporate regulatory requirements into our bundles, rate plans and discounts could have an adverse effect on our business and financial performance.

In addition, our vast product offerings and related pricing plans may be too complex for customers to fully evaluate. As the foundation of effective customer service stems from our ability to deliver simple solutions to customers, complexity in our operations may limit our ability to respond quickly to market changes and drive out costs. This extends to training customer service agents and store sales personnel efficiently given complexity and turnover. Complexity in our operations may also lead to billing errors which could adversely affect customer satisfaction, acquisition and retention.

3. Strategic Network Evolution

Issues associated with the need to continuously evolve our wireline networks.

On-going technology advancement in conjunction with changing market demand and competition continue to put significant pressure on bandwith and speed. Bell Fibe Internet and Bell Fibe TV are real competitive differentiators but they require rapid fibre deployment involving significant capital and time investment.

At the same time, a significant number of Bell’s existing wireline voice and data networks have been in operation for many years and continue to be used to deliver our services. As time passes, maintenance spares for certain critical network elements will cease to exist due to manufacturers’ discontinuation of support and unavailability of compatible spares from third parties. In addition, substantial capital and time investments are required to perform life-cycle management and upgrades and maintain operational status of these legacy networks.

Strategic evolution of our wireline networks is a critical element in a competitive environment and all the network deployment, upgrading, maintenance and migration activities compete for capital, development and engineering resources.

Our inability to successfully carry out our wireline network evolution activities, including any of the following, could have an adverse effect on our business and financial results:

  executing on our strategic network evolution plans that support new IP-based competitive service offerings while maintaining network availability and performance on all deployed networks and delivery of service offerings;

  deploying fibre on a timely basis to expand our footprint in desired areas and to support growing data demand; and

  migrating legacy customers to new platforms while ensuring interoperability of systems.

Our failure to meet network upgrade or deployment timelines within Bell’s capital intensity target could have an adverse effect on our services and financial performance.

Our business plan and subscriber acquisition targets assume that we will upgrade and deploy networks within predetermined schedules and within Bell’s capital intensity target. There can be no assurance that we will meet our schedules or Bell’s capital intensity target. In particular, the construction and deployment of networks require the issuance of municipal and landlord consents for the installation of network equipment on municipal and private property, respectively. There is no assurance that such consents will be issued or that they will be issued in time to meet our expected deployment schedules. The failure to upgrade or deploy our networks within our predetermined schedules could have an adverse effect on our business and financial performance.

4. Service and Operational Effectiveness

Failure to satisfy customer expectations and build a low cost operational delivery model could have an adverse impact on customer and marketplace perceptions of our service, on our business and on our financial results.

Providing service which is consistently recognized by customers as superior is a real differentiator and is critical to increasing customer retention and ARPU and attracting new customers. There is a risk that we will not be able to retain existing customers or acquire new ones if our products, services or service experience do not meet customer demands. This would include achieving simpler and more efficient customer interactions through our electronic ecosystem, and efficiently delivering real-time applications and services where customer experience is key, as with our Bell Fibe TV and Bell Mobile TV services. There is also a risk that the increasing complexity of our networks could hinder the effective management of our services and networks, which could adversely affect service levels. In particular, our new Bell Fibe TV service delivery platform is built upon a large number of complex sub-systems working together. The increased complexity in conjunction with the continuing growth of our Bell Fibe TV business could hinder our ability to efficiently manage and deliver service to our customers, and thus increase our costs of providing the service. Furthermore, the increasing number of smartphone users and our growing Bell Fibe TV customer base could require more support from our customer contact centres than currently anticipated, which could have an adverse effect on the quality of customer service and on our costs of providing this service.

Delays in the planned implementation of improvements within our customer contact centres could also adversely affect customer service and delay the achievement of cost reductions. There is a risk that customer service improvements will not be achieved or that, even if achieved, will not necessarily lead to an enhanced public perception of our service offerings, the achievement of customer retention objectives or increased revenues. There is also a risk that customer service improvements will be more costly to implement than currently anticipated, which could adversely affect our financial performance. Finally, there is a risk that customer operations initiatives that we may implement will fail to reduce call volumes, which could lead to increased costs or reduced service levels, resulting in lower customer satisfaction.

5. Network Capacity Pressures

If we fail to maintain network operating performance, in the context of increasing customer demand, this could have an adverse effect on our reputation, business and financial performance.

The demand for TV and other bandwidth-intensive applications on the Internet, as well as the volume of wireless data-driven traffic, have been growing at unprecedented rates. It is expected that growth in such demand and traffic will further accelerate, especially, in the case of wireless data-driven traffic, due to the increasing adoption of smartphones and other mobile devices such as tablets. Such rapid growth could drive capacity pressures on our Internet and wireless networks and result in network performance issues. Consequently, we may need to incur significant capital expenditures beyond those expenditures already anticipated by our subscriber and traffic planning forecasts in order to provide additional capacity and reduce network congestion on our Internet and wireless networks. We may not be able to recover all or part of these costs from customers due to competitors’ short-term pricing of comparable services. In addition, we may not be able to scale our networks in a timely manner in order to handle growth in demand for TV and other bandwidth-intensive applications on the Internet or in the volume of wireless data-driven traffic. There is also a risk that our efforts to optimize network performance, in the face of increasing demand, through paced fibre and equipment deployment, traffic management and rate plan changes could be unsuccessful or generate adverse publicity, potentially resulting in an increase in our subscriber churn rate beyond our current expectations, and thereby compromising our efforts to attract new customers. All of these risks could have an adverse effect on our reputation, business and financial performance.

6. Information Technology

The failure to implement, on a timely basis, or maintain effective IT systems, and the complexity and costs of our IT environment, could have an adverse effect on our business and financial performance.

We currently use a very large number of interconnected operational and business support systems that are relevant to most aspects of our operations, including provisioning, networking, distribution, show production, billing and accounting. We also have various IT system and process change initiatives that are in progress or are proposed to be implemented. This is typical of incumbent telecommunication service providers that support a wide variety of legacy and emerging telephony, mobility, data and TV services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining a competitive position and profit margins. As next-generation services are introduced, they should be designed to work with both legacy and next-generation support systems, which introduces uncertainty with respect to the costs and effectiveness of the solutions and the evolution of systems.

There can be no assurance that any of our proposed IT systems or process change initiatives will be successfully implemented, or that they will be implemented in accordance with anticipated timelines, or that sufficiently skilled personnel will be available to complete such initiatives. If we fail to implement and maintain effective IT systems on a timely basis, or fail to create and maintain an effective governance and operating framework to support the management of a largely outsourced staff, or fail to understand and streamline our significant number of legacy systems and proactively meet constantly evolving business requirements, this could have an adverse effect on our business and financial performance.

In addition, any of the events referred to below under Section C. III.13 entitled Performance of Critical Infrastructure, including, in particular, cyber attacks, sabotage, unauthorized access, fire and natural disasters, could cause damage to our IT systems and have an adverse effect on our business and financial performance.

7. Information Security, Privacy and Records Management

Our operations and reputation depend on how well we protect business and personal data.

Our operations and reputation depend on how well we protect our data centres and electronic and physical records, and the business and personal information stored therein, against unauthorized access or entry, cyber attacks (such as, but not limited to, hacking, computer viruses, denial of service attacks, industrial espionage, unauthorized access to confidential, proprietary or sensitive information or other breaches of network or IT security), damage from fire, natural disaster and other events referred to in Section C. III.13 entitled Performance of Critical Infrastructure. The protection and the effective organization of our systems, applications and information repositories are central to the secure operation of our networks and business as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective. Any vulnerabilities could lead to system operating failure or information theft, loss or leakage that could result in financial loss and difficulty in accessing materials to defend legal cases. The theft or loss of confidential customer or employee information could harm our brand and reputation as well as our customer relationships and expose us to the loss of subscribers, or impair our ability to attract new ones, and claims of damages by customers and employees.

8. Human Resources

Our business depends on the performance of, and our ability to retain, our employees.

Our business depends on the efforts, abilities, engagement and expertise of our employees and, particularly, of our senior executives and other key employees. Competition for highly skilled management and customer service employees is intense in our industry. In addition, the increasing technical complexity of our businesses creates a challenging environment for hiring, retaining and developing skilled technical resources. If we fail to appropriately train, motivate, remunerate and deploy employees on initiatives that further our strategic imperatives, and effectively replace retiring employees, this could have an adverse impact on our ability to attract and retain talent and drive performance across the organization.

An important component of our retention strategy for our key personnel is our ability to provide clear, meaningful and challenging objectives that will drive performance and enhance their skills and expertise. Our senior executives and other key employees are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, and identifying business opportunities. The loss of one or more of these key individuals could impair our business until qualified replacements are found. There can be no assurance that these individuals could quickly be replaced with persons of equal experience and capabilities. Although we have compensation programs in place designed to help retain and motivate these individuals, we cannot prevent them from terminating their employment with us.

Finally, deterioration in employee morale and engagement resulting from staff reductions, reorganizations and ongoing cost reductions could also adversely affect our business and financial results.

Renegotiating collective bargaining agreements could result in higher labour costs and work disruptions.

Approximately 44% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs, project delays and work disruptions, including work stoppages or work slowdowns. There can be no assurance that should a strike or work disruption occur, it would not adversely affect service to our customers and, in turn, our customer relationships and financial performance. In addition, work disruptions experienced by our third-party suppliers and other telecommunications carriers to whose networks ours are connected, including work slowdowns or work stoppages due to strikes, could harm our business, including our customer relationships and financial performance.

9. Strategy Development

Should we fail to achieve any of our strategic imperatives, this could have an adverse effect on our future growth, business and financial results.

Strategic development is critical to the long-term success of any organization. Consequently, we continue to pursue our goal to be recognized by customers as Canada’s leading communications company through focused execution of our six strategic imperatives. Executing on our strategic imperatives requires shifts in employee skills and capital investments to implement our strategies and operating priorities. If our management, processes or employees are not able to adapt to these changes or if required capital is not available on favourable terms, we may fail to achieve certain or all our strategic imperatives, which could have an adverse effect on our business, financial performance and growth prospects. In particular, our strategies require us to continue to transform our cost structure. Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs, especially since incremental cost savings are more difficult to achieve on an ongoing basis. Our cost reduction objectives require aggressive negotiations with our key suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues. The inability to continue to reduce costs could have an adverse effect, in particular, on our wireline segment’s profitability.

10. Change Management and Integration

Ineffective change management and the failure to successfully integrate assets could adversely affect our business and our ability to achieve our strategic imperatives.

Corporate restructurings, system replacements and upgrades, process redesigns and the integration of new business acquisitions and existing business units must be carefully managed to ensure that we capture the intended benefits of such changes. Ineffective change management may adversely affect our business and negatively impact the achievement of our strategic imperatives. There can be no assurance that planned efficiency initiatives will be completed or that such initiatives, once implemented, will provide the expected benefits or will not have a negative impact on our operations, financial performance, employee engagement or customer service.

Achieving the anticipated benefits from the integration of new business acquisitions and existing business units depends in part on successfully integrating operations, procedures and personnel in a timely and efficient manner, as well as on our ability to realize the anticipated growth opportunities and synergies from combining the businesses and operations. Integration requires the dedication of substantial management effort, time and resources which may divert management’s focus from other strategic opportunities and operational matters during this process. Such integration process may lead to greater than expected operational challenges and costs, expenses, liabilities, customer loss and business disruption for us and, consequently, the failure to realize, in whole or in part, the anticipated benefits.

11. Post-Employment Benefit Liability

The economic environment, pension rules and ineffective governance could have an adverse effect on our liquidity and financial performance.

With membership in our pension plans of over 50,000 employees, a significant defined benefit plan which is subject to the pressures of the global economic environment coupled with changing regulatory and reporting requirements, our pension liability is exposed to potential volatility. Failure to understand economic exposure, pension rule changes and ensure that effective governance is in place for management and funding of the pension assets and liabilities could have an adverse impact on our liquidity and financial performance.

We may be required to increase contributions to our post-employment benefit plans in the future.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and liabilities, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors could cause actual future contributions to significantly differ from our current estimates and could require us to increase contributions to our post-employment benefit plans in the future and, therefore, could have a negative effect on our liquidity and financial performance.

There is no assurance that our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in both public equity and debt securities. As a result, the ability of our post-employment benefit plans to earn the rate of return that we have assumed significantly depends on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and, therefore, could also significantly affect our cash funding requirements.

Our expected funding for 2014 is in accordance with the latest post-employment benefit plans valuations as of December 31, 2013 filed in June 2013 and takes into account voluntary contributions of $500 million in 2009 and $750 million in each of 2010, 2011 and 2013.

12. Vendor, Supply Chain and Contract Management

We depend on key third-party suppliers to provide products and services that we need to operate our business.

We depend on key third-party suppliers over which we have no operational or financial control for certain products and services that are critical to our operations. These critical products and services may be available from only a limited number of suppliers, some of which dominate their global market. We compete globally with other telecommunications service providers for access to critical products and services that are provided by such third-party suppliers. Access to such key products and services allowing us to meet customer demand is critical to our ability to retain existing customers and acquire new ones.

If, at any time, suppliers cannot provide us with products or services that are critical to our customer offerings including, without limitation, billing, IT support and customer contact centre services, as well as telecommunications equipment, software and maintenance services that comply with evolving telecommunications standards and are compatible with our equipment, IT systems and software, our business and financial performance could be adversely affected. In addition, if we are unable to obtain products or services that are essential to our operations on a timely basis and at an acceptable cost, or if telecommunications equipment and other products, such as handsets, that we sell or otherwise provide to customers, or the telecommunications equipment and other products that we use to provide services, have manufacturing defects, our ability to offer our products and services and to roll-out our advanced services, and the quality of our services and networks, may be negatively impacted. In addition, network deployment and expansion could be impeded, and our business, strategy and financial performance could be adversely affected.

Various factors may affect our suppliers’ ability to provide to us critical products and services.

The business and operations of our suppliers and their ability to continue to provide us with products and services could be adversely affected by various factors including, without limitation, natural disasters (including seismic events and severe weather-related events such as ice, snow or wind storms, flooding, hurricanes, tornadoes and tsunamis), general economic and financial market conditions, the intensity of competitive activity, labour disruptions, litigation, the availability of and access to capital, bankruptcy or other insolvency proceedings, changes in technological standards and other events referred to in Section C. III.13 entitled Performance of Critical Infrastructure.

Our networks are connected with the networks of other telecommunications carriers and suppliers, and we rely on them to deliver some of our services. Temporary or permanent operational failures or service interruptions by these carriers and suppliers due to technical difficulties, strikes or other work disruptions, bankruptcies or other insolvency proceedings, or other events including, but not limited to, those referred to in the paragraph above, could have an adverse effect on our networks, services, business and financial performance.

Our failure to maintain an optimized supply chain with suppliers could have an adverse effect on our business and financial performance.

If we fail to maintain an optimized supply chain with suppliers and vendors, or to ensure that effective governance and controls are applied to suppliers and vendors to ensure compliance with relevant laws and regulatory requirements and properly manage the contracting process, this could adversely affect service delivery as well as our overall business and financial performance. Our supply chain includes key channel partners such as dealers, third-party retailers and big box stores that are important elements of our sales strategy. Failure to maintain an effective and competitive operating relationship with these channel partners could impact our ability to service customer requirements and to maintain an appropriate presence in the marketplace among our direct competitors.

13. Performance of Critical Infrastructure

Our operations and business continuity depend on how well we protect, test, maintain and replace our networks, equipment and other facilities.

It is imperative that our critical infrastructure and facilities be designed to provide a consistent and reliable environment to operate network and IT infrastructure and house employees. Accordingly, our operations depend on how well we protect our wireline, wireless, media and satellite networks (including transport facilities, central offices, broadcast uplink facilities, communications switches, routers, servers, microwave links, cell sites and other equipment), other infrastructure and facilities, against damage from fire, natural disaster (including seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes, tornadoes and tsunamis), power loss, building cooling loss, unauthorized access or entry, cyber attacks (such as, but not limited to, hacking, computer viruses, denial of service attacks, industrial espionage, or breaches of network or IT security), disabling devices, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. Global climate change could exacerbate certain of those threats, including the frequency and severity of weather-related events. Any of the above-mentioned events, as well as the failure to complete the planned testing, maintenance or replacement of our networks, equipment and other facilities due to factors beyond our control, could disrupt our operations (including through disruptions such as network failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance or impair our ability to keep existing, or attract new, subscribers.

Establishing response strategies and protocols to maintain service consistency in the face of adversity is critical to the achievement of service level commitments to our customers. Failure to implement, test and monitor appropriate protocols to minimize downtime and service disruption could have an adverse effect on our financial results and could result in brand degradation. The risk associated with protection of assets and services is increased in the case of certain important points of service provision where complete redundancy is not possible or has not yet been fully implemented.

Satellites used by Bell TV are subject to significant operational risks that could have an adverse effect on Bell TV’s business and financial performance.

Pursuant to a set of commercial arrangements between Bell TV and Telesat Canada (Telesat), Bell TV currently has two satellites under contract with Telesat. Telesat operates or directs the operation of these satellites. Satellites utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems commonly referred to as anomalies that could reduce the commercial usefulness of a satellite used by Bell TV. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or meteoroids could also damage the satellites used by Bell TV. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of Bell TV’s terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on Bell TV’s business and financial performance and could result in many customers terminating their subscriptions to Bell TV’s direct-to-home (DTH) satellite TV service.

14. Litigation and Other Legal Matters

Legal proceedings and, in particular, class actions could have an adverse effect on our business and financial performance.

We become involved in various legal proceedings as part of our business. Plaintiffs within Canada are able to launch class actions on behalf of a large group of people with increasing ease. Pending or future litigation, including an increase in class action claims which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business and financial performance. For a description of the principal legal proceedings involving us, please see the section Legal Proceedings contained in BCE Inc.’s Annual Information Form for the year ended December 31, 2013 dated March 7, 2013, as subsequently updated in BCE Inc.’s first, second and third quarter 2013 MD&As dated May 8, 2013, August 7, 2013 and November 6, 2013, respectively.

In addition, claimed damages with regard to the following legal proceeding were recently increased.

On July 25, 2008, a class action was filed against BCE Inc. in the Ontario Superior Court of Justice on behalf of all its residential long distance customers in Canada who, since July 2002, have had their call times rounded up to the next full minute for billing purposes (the First Rounding Up Action). On August 18, 2008, a similar class action (the Second Rounding Up Action) was filed against Bell Mobility in the same court on behalf of all Canadian Bell Mobility customers who, since July 2002, have had their airtime rounded up to the next full minute.

Both actions allege that BCE Inc. and Bell Mobility misrepresented and did not disclose that they round up to the next full minute when calculating long distance call time or wireless airtime. The class actions would, if certified, seek reimbursement of all amounts received by BCE Inc. and Bell Mobility as a result of the rounded-up portion of per minute charges for residential long distance calls and wireless airtime. Each action originally claimed general damages of $20 million, costs of $1 million for administering the distribution of damages, and $5 million in punitive damages.

On January 15, 2014, the Second Rounding Up Action was amended to include an allegation of breach of contract and increase claimed general damages to $500 million and claimed punitive damages to $20 million, without setting out the basis for the increases.

Changes in applicable laws could have an adverse effect on our business and financial performance.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect us. In particular, the adoption by the federal and provincial governments, or agencies thereof, of increasingly stringent consumer protection laws, and regulations, rules or policies thereunder, could have an adverse effect on our business and financial results, including as a result of an increase in the number of class actions against us.

In addition, amendments to Canadian securities laws in various provinces have introduced statutory civil liability for misrepresentations in continuous disclosure. These amendments have facilitated the introduction in Canada of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Significant damages could be awarded by courts in these types of actions should they be successful. Such awards of damages and costs relating to litigation could adversely affect our financial performance.

15. Financial and Capital Management

If we are unable to raise the capital we need and generate sufficient cash flows from operations, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets.

Our ability to meet our cash requirements and provide for planned growth depends on us having access to adequate sources of capital and on our ability to generate cash flows from operations, which is subject to competitive, regulatory, economic and financial, technological, and other risk factors described in this document, most of which are not within our control. Also, our cash flows could be adversely impacted by the quality of, and our level of success in collecting, trade receivables through the use of our employees, systems and technology.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. Risk factors such as capital market disruptions, sovereign credit concerns in Europe, fiscal and public indebtedness issues in the United States, central bank monetary policies, increased bank capitalization regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or to a particular industry.

Our bank credit facilities, including credit facilities supporting our commercial paper programs, are provided by various financial institutions. While it is our intention to renew such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures, limit our investment in new businesses, or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations and on our growth prospects.

We are exposed to various credit, liquidity and market risks.

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed at Note 22 of BCE’s annual audited consolidated financial statements for the year ended December 31, 2013.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates, BCE’s share price and other market conditions could lead to missed opportunities, cash flow shortages, reputational damage, stock and debenture devaluations and challenges in raising capital on market competitive terms.

16. Discontinuance of Legacy Services

We may not be able to discontinue certain services as necessary to improve capital and operating efficiencies.

Legacy circuit-based infrastructures are difficult and expensive to operate and to maintain. We continue to migrate voice and data traffic from our legacy circuit-based infrastructures to newer and more efficient IP and packet-based infrastructures. As part of this transformation, we are also planning to discontinue certain services that depend on circuit-based infrastructure and for which there is now very low customer demand. This is necessary to improve capital and operating efficiencies. In some cases, this discontinuation could be delayed or prevented by customer complaints or regulatory actions. If we cannot discontinue these services and have to maintain the operational status of the affected legacy infrastructures longer than planned, we may not be able to achieve the expected efficiencies and related savings, which may have an adverse effect on our financial performance.

17. Fraud

The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation.

Economic volatility, the complexity of modern networks and the increasing sophistication of criminal organizations create challenges in monitoring, preventing and detecting fraudulent activities. Fraud affecting BCE group companies has evolved beyond the traditional subscription fraud and now includes usage, technical, prepaid, distribution and occupational fraud. The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation.

The theft of our DTH satellite TV services has an adverse effect on Bell TV’s business and financial performance.

Bell TV faces a loss of revenue resulting from the theft of its DTH satellite TV services. As is the case for all other TV distributors, Bell TV has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise or circumvention of Bell TV’s signal security systems. The theft of Bell TV’s services has an adverse effect on Bell TV’s business and financial performance.

Copyright theft and other unauthorized use of our content could have an adverse effect on Bell Media’s business and financial performance.

Bell Media’s monetization of its intellectual property relies partly on the exclusivity of content to its offerings and platforms. Copyright theft and other forms of unauthorized use undermine such exclusivities and could potentially divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues. Although piracy is not a new risk to content, new technologies (including tools that undermine technology protection measures) coupled with the failure to enact adequate copyright protection and enforcement measures to keep up with those technologies present the possibility of increased erosion to exclusivities.

18. Tax Matters

Income and commodity tax amounts may materially differ from the amounts expected.

Our complex business operations are subject to various tax laws and the adoption of new tax laws or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases, however, require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

19. Health Matters

Health concerns about radiofrequency emissions from wireless devices, as well as epidemics and other health risks, could have an adverse effect on our business.

Many studies have been performed to assess whether wireless phones, networks and towers pose a potential health risk. Some studies have indicated that radiofrequency emissions may be linked to certain medical conditions, while other studies could not establish such a link between adverse health effects and exposure to radiofrequency emissions. In May 2011, the International Agency for Research on Cancer (IARC) of the World Health Organization (WHO) classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones. In its June 2011 fact sheet on cell phones, the WHO stated that to date, no adverse health effects have been established as being caused by mobile phone use. There can be no assurance that other health studies concerning radiofrequency emissions will not have an adverse effect on our business and financial performance.

As we deploy new technologies, especially in the wireless area, we face current and potential lawsuits relating to alleged adverse health effects on customers who use such technologies, including wireless communications devices, as well as relating to our marketing and disclosure practices in connection therewith. As it is the case for any litigation, we cannot predict the final outcome of such lawsuits and such lawsuits could have an adverse effect on our business and financial performance.

Increasing concern over the use of wireless communications devices, exposure to radiofrequency emissions and the possible related health risks could lead to additional government regulation, which could have an adverse effect on our business and financial performance. Actual or perceived health risks of using wireless communications devices and exposure to radiofrequency emissions could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, higher costs as a result of modifying handsets, relocating wireless towers or addressing incremental legal requirements, an increase in the number of lawsuits filed against us, or reduced outside financing being available to the wireless communications industry. In addition, public protest could result in a slower deployment of, or in our inability to deploy, new wireless networks, towers and antennas. Industry Canada is responsible for establishing safe limits for signal levels of radio devices. We believe that the handsets and devices we sell, as well as our network equipment, comply with all Canadian government safety standards. We also rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meet all applicable safety and regulatory requirements.

In addition, epidemics, pandemics and other health risks could also occur, which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could also have an adverse effect on our business and financial performance.

20. Shareholder Distributions and Stock Market Volatility

BCE is dependent on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it.

BCE has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint arrangements and other entities, including, in particular, its direct ownership of the equity of Bell Canada. BCE’s cash flow and, consequently, its ability to pay dividends on its equity securities and service its indebtedness are therefore dependent upon the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it.

BCE’s subsidiaries, joint arrangements and other entities in which it has an interest are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE. In addition, any right of BCE to receive assets of its subsidiaries, joint arrangements and other entities in which it has an interest upon their liquidation or reorganization is structurally subordinated to the prior claims of creditors of such subsidiaries, joint arrangements and other entities.

We cannot guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

The board of directors of BCE reviews from time to time the adequacy of BCE’s dividend policy with the objective of allowing sufficient financial flexibility to continue investing in our business while growing returns to shareholders. Under the current dividend policy, increases in the common share dividend are directly linked to growth in BCE’s Free Cash Flow. BCE’s dividend policy and the declaration of dividends on any of its outstanding shares are subject to the discretion of BCE’s board of directors and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

A major decline in the market price of BCE’s securities may negatively impact our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint arrangements.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise capital, issue debt, retain senior executives and other employees, make strategic acquisitions or enter into joint arrangements.

21. Astral Divestitures

The remaining divestitures required by the Competition Bureau and the CRTC following the acquisition of Astral are subject to execution risks and uncertainties.

The completion of the remaining divestitures of certain TV and radio assets required by the Competition Bureau and the CRTC as part of their approval of the Astral acquisition, consisting of proposed sales to each of Newcap Inc., DHX Media Ltd. and V Media Group, remain subject to execution risks and uncertainties including, without limitation, the requirement for approval by the CRTC. There is also no assurance that such proposed sales will occur on the terms and conditions currently contemplated, and such proposed sales could be modified, restructured or terminated. The remaining assets to be divested are, since the completion of the Astral acquisition, held in trust until completion of their respective divestiture processes.